

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2010

Stephanie Wyss
President and Chief Financial Officer
Movie Trailer Galaxy, Inc.
9048 Brooks Road #168
Windsor, CA 95492

**Re: Movie Trailer Galaxy, Inc.
Registration Statement on Form S-1
Filed October 15, 2010
File No. 333-169970**

Dear Ms. Wyss:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your statement that you do not consider your company a blank check company, however it still appears that you are a blank check company as defined by Rule 419 of Regulation C in view of the following:

   - Your disclosure indicates you are a development stage company issuing penny stock;

   - You have not commenced operations and it is unclear whether you will be able to do so within the next 12 months;

   - You have no revenues, contracts or agreements with customers or advertisers;

   - You have no assets, except for $42,246 in cash;

- Your registration statement contains very general disclosure related to the nature of your business and it is unclear how you will generate revenues.

Accordingly, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company. Alternatively, please provide a detailed analysis addressing each of the issues described above in explaining in the filing why you believe your company is not a blank check company. Also disclose whether you have any plans, arrangements, commitments or understandings to engage in a merger or acquisition with another company.

2. We note that many of your selling shareholders also appear as selling shareholders in other registration statements filed by the following companies:

- Ciglarette, Inc;
- Rapid Holdings, Inc; and
- Resume in Minutes, Inc.

We also note that Anslow & Jaclin, LLP has acted as counsel for each of these companies and that Li & Company, PC has served as the auditor for each of these companies. Please disclose how and by whom these selling shareholders were identified and brought together in these transactions and describe the connections, relationships, and arrangements among them, the company and the promoters of the company. Also disclose the names of the private placement agents, promoters, or others who were involved in placing the shares with the selling shareholders. We may have further comment after reviewing your response.

3. We note that you are registering the resale of 843,800 shares held by selling stockholders. Because of the size of the transaction being registered compared to the outstanding shares held by non-affiliates, the nature of the offering and the selling shareholders, it appears that the transaction is not a secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead appears to represent a primary offering which must be made at a fixed price. If you wish to continue with the registration of these shares, please identify these selling shareholders as underwriters and include a fixed price at which these selling shareholders will sell the securities for the duration of the offering or reduce the size of the offering.

Cover Page of the Registration Statement

4. Please include the date and registration statement file number on the cover.

5. Please move the last paragraph on this page to the prospectus cover page, where it is required to appear. Refer to Item 501(b)(10) of Regulation S-K. Also, please move your note regarding forward-looking statements to an appropriate place in the prospectus.

Prospectus Summary, page 1

Overview, page 1

6. Please clarify here and throughout the filing that you have not yet commenced operations. Please also revise your disclosure to briefly describe your business plan, with a view toward informing investors how you plan to generate revenue from the operation of your website.

Where You Can Find Us, page 1

7. We note that the address provided for your principal executive office in this section and in the "Description of Property" section on page 12 differs from the address provided on the cover page of the registration statement. Please revise or advise.

Risk Factors, page 3

8. Please revise your disclosure to include a risk factor detailing the risks you face in competing with already established websites for web traffic and any associated advertising revenue.

Risks Related to Our Business, page 3

We need additional capital to develop our business . . ., page 3

9. Please revise this risk factor to quantify the amount of additional capital you will need to implement your business plan and explain how long this capital will suffice.

Our future success is dependent, in part, on the performance and continued service of Novaira Haider . . ., page 4

10. We note that you refer to Ms. Haider in the heading of this risk factor, but that there is no reference to Ms. Haider elsewhere in your registration statement and you discuss the experience and service of Ms. Wyss in this risk factor. Please revise or advise.

Risks Related to our Capital Stock, page 4

Our common stock is considered a penny stock . . ., page 5

11. Please revise your disclosure to state that your stock may become quoted, rather than traded, in the secondary market.

Description of Business, page 10

12. Please revise your description of business to ensure that you provide all of the information required by Item 101(h) of Regulation S-K. Revise your disclosure to explain the way(s) in which you plan to generate revenues and disclose whether you plan to register and charge users for access to your site, plan to rely on advertising revenues, or both and explain why individuals would visit your website to view movie trailers, rather than one of the other websites that provides movie trailers. Also include a description of the movie-related products and services you plan to offer, including a description of the nature of competition within each related industry and discuss the way in which you plan to compete and market your products and or services. Note that the specific items mentioned are only examples and you should revise your disclosure to comply with all requirements of Item 101(h) of Regulation S-K.

Overview, page 10

13. We note your statement here, and in other places in your registration statement that your website is "fully automated." We also note that it does not appear that your website has been updated since May 27, 2010. Revise throughout or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

14. Please revise your disclosure to clarify that you have not yet commenced operations. In this regard, we note your identification of "plan of operation" in the first paragraph on page 14, but you present disclosure on page 16 entitled "Results of Operations." You should consider a more prominent heading entitled "Plan of Operation" at the beginning of your discussion. Refer to Item 303(a) of Regulation S-K.

15. Please disclose whether or not you have any material commitments for capital expenditures relating to the next 12 months. Refer to Item 303(a)(2) of Regulation S-K.

Business Timeline, page 15

16. Please revise your disclosure to further describe the activities listed in your timeline and quantify the costs associated with each of these activities. Within this discussion indicate whether each of the activities described has been completed and, if the activity has not been completed, provide a revised timeline for the completion of each activity listed. In this regard, we note that your timeline lists an "opening for business" date of summer 2010, but it appears that you have not yet commenced operations.

Capital Resources and Liquidity, page 16

17. We note that your auditor has expressed a going concern opinion, that you will not receive any proceeds from the current offering and that you expect to incur losses during the next 12 months. Please quantify the anticipated amount of your startup costs and the amount of capital necessary for you to sustain operations over the next 12 months. You should include a summary of the amount and nature of the types of expenses you expect to incur during this period, including the $20,000 you disclose on page 8 as an estimate of the expenses associated with the registration process. Also disclose any plans you have to raise capital and any anticipated sources of capital. Note that any registrant that has identified a material liquidity deficiency must disclose the course of action the registrant will take to remedy the deficiency. Refer to Item 303(a) of Regulation S-K.

Directors, Executive Officers, Promoters and Control Persons, page 17

18. We note that Ms. Wyss has experience in "marketing, merchandising, and sales." Please revise your disclosure to state whether Ms. Wyss has any experience in website marketing, development, and sales and briefly describe the principal line of business for each company that Ms. Wyss has worked for previously. Refer to Item 401(e) of Regulation S-K.

19. We note your statement that Ms. Wyss has never acted as a promoter for any company. Please explain this disclosure in light of the fact that Ms. Wyss received 1,500,000 shares of stock in your company upon the formation of the company. See Rule 405 of Regulation C. Also, please note that Item 404(c) of Regulation S-K requires disclosure of all transactions between a company and its promoter(s) and revise as necessary.

Executive Compensation, page 17

20. We note that your summary compensation table sets forth all compensation and earnings paid from April 27, 2010 to August 31, 2010. Please revise your disclosure to state, if true, that additional compensation *will* be issued in the remaining months of 2010 and include an estimate as to the amount of compensation that will be issued. In this regard, we note the employment agreement between Ms. Wyss and your company, described on page 18.

Employment Agreements, page 18

21. We note that you have entered into an employment agreement with Ms. Wyss, which requires your company to pay Ms. Wyss "a minimum of $500 per month, for three (3) years." Please revise your disclosure to state whether you anticipate paying Ms. Wyss more than the $500 minimum payment in the future and list the factors you will

use in evaluating whether Ms. Wyss is entitled to compensation in excess of the $500 minimum. Include whether there is any maximum payment that you may pay to Ms. Wyss on a monthly basis.

Financial Statements

Statement of Stockholders' Equity, page F-5

22. Please revise your disclosure of the price per share for the 843,800 shares of stock sold to correctly state the share price as $0.05 instead of $0.005.

Notes to Financial Statements

Note 3 – Going Concern, page F-11

23. We note the disclosure regarding the concerns with your liquidity and financial condition as a going concern and that your cash position may not be sufficient to support your ability to remain in business. Your disclosure only discusses the plan to generate revenues and to raise additional funds by way of either a private or public offering to raise funds to continue operations. Section 607.02 of the Financial Reporting Codification requires appropriate and prominent disclosure of a registrant's financial difficulties along with its *viable plans* to overcome such difficulties. It is not clear to us whether your existing plans are viable. Please revise to indicate whether obtaining loans from officers and directors are also part of the viable plans by management.

Note 6 – Subsequent Events, page F-13

24. Please revise your disclosure to indicate the date the financial statements were issued. Refer to FASB ASC 855-10-50-1 in accordance with ASU 2010-09.

Part II. Information not Required in the Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-1

25. Please revise your disclosure to provide the date of commencement and date of completion of your Rule 506 offering.

Item 16. Exhibits and Financial Statement Schedules, page II-3

26. Please file the form subscription agreement(s) that you used in your Rule 506 private placement as an exhibit. In addition, please confirm that the issuance of stock to Ms. Wyss on April 27, 2010 was not made pursuant to a subscription agreement, or file that agreement as an exhibit.

27. Please revise your reference to Exhibit 23.2 to reflect that counsel's consent is contained within Exhibit 5.1.

Exhibit 5.1 – Opinion of Anslow & Jaclin, LLP

28. The last paragraph of the opinion states that the firm is referenced under the caption "Experts" in the registration statement; however, no such caption exists. Please revise the prospectus to include such caption and name counsel.

Exhibit 23.1

29. Please coordinate with your independent registered accounting firm Li & Company, PC to revise its consent dated October 15, 2010 to provide the correct date for the audit report being referenced within the consent.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241, or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Examiner, at (202) 551-3252, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720, with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gregg E. Jaclin, Esq.
    Via Facsimile (732-577-1188)